Falcon Ridge Development, Inc.
5111 Juan Tabo Boulevard N.E.
Albuquerque, New Mexico 87111
(505) 856-6043

March 30, 2007

United States Securities and Exchange Commission
100 F Street NE
Washington D.C., 20549

RE: Response to comments on -KSB File No. 000-28759

Gentlemen;

Response to SEC comment letter dated March 9, 2007

FORM 10QSB/A FOR THE PERIOD ENDED JUNE 30, 2006

Financial Statements and Notes

Note 8-Preferred Shares Subject TO Mandatory Redemption, page 16

1. You state the value of your liability is fixed at the stated value of $485,000. In your response dated November 1, 2006, you state the pricing of the preferred shares will be determined using Black-Scholes modeling and adjusted quarterly. Tell us how your recordation of the liability at stated value is consistent with your prior response. In addition, tell us how you considered paragraphs 20 - 24 of SFAS 150 in how you valued the liability for accounting purposes.

We considered SFAS 150 Para 20, in measuring the initial fair value of the mandatorily redeemable series B preferred shares. The full proceeds are recorded as a liability. The fair value has been determined using actual proceeds since the shares continued to be sold through September 15, 2006 for the same amount.

Subsequent to our letter of November 1, 2006 the Company and its professionals considered the need to perform a Black-Sholes analysis and determined that it was unnecessary at this time because the valuation of the liability related to the Company’s inability to convert to common stock is limited to the carrying amount of the preferred. If the stock price goes up or down, the dollar value of the conversion does not change.

The company acknowledges it is responsible for the adequacy and accuracy of the disclosure in filings.

United States Securities and Exchange Commission
March 30, 2007

The company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filings.

The company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Karen Y. Duran

Karen Y. Duran
Chief Financial Officer
Falcon Ridge Development, Inc.

5111 JUAN TABO NE     o     ALBUQUERQUE, NM o 87111
PHONE: (505) 856-6043     o     FAX: (505) 856-6043